April 15, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sagent Holding Co.
Registration Statement on Form S-1
Registration File No. 333-171734

Dear Sir/Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Sagent Holding Co. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M. Eastern Time on April 19, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 6, 2011:

(i)	Dates of Distribution: April 6, 2011 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 5

(iii)	Number of prospectuses furnished to investors: approximately 5308

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 117

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, Morgan Stanley & Co. Incorporated Merrill Lynch, Pierce, Fenner & Smith Incorporated Jefferies & Company, Inc. Acting severally on behalf of themselves and the several underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ Kathryn Bergsteinsson
	Name:	Kathryn Bergsteinsson
	Title:	Vice President

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michele A. Allong
Authorized Signatory

By:	Jefferies & Company, Inc.

By:	/s/ Michael Brinkman
	Name:	Michael Brinkman
	Title:	Managing Director